[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 1, 2015

Via EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Seritage Growth Properties
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted March 17, 2015
CIK No. 0001628063

Dear Ms. Barros:

On behalf of our client, Seritage Growth Properties (“Seritage” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 27, 2015, regarding the Company’s draft registration statement on Form S-11 (the “Draft Registration Statement”) confidentially submitted on March 17, 2015 pursuant to the Jumpstart Our Business Startups Act of 2012. In connection with this letter responding to the Staff’s comments, we are publicly filing with the Commission the registration statement on Form S-11 (the “Public Registration Statement”). For the Staff’s convenience, five copies of the Public Registration Statement marked by the financial printers to show the revisions have been delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of the Public Registration Statement.

General

1.	We note your response to comment 1 in our letter dated February 20, 2015. We are still reviewing your analysis regarding the question as to whether the sale-leaseback transaction is a security within the meaning of Section 2(a)(1) of the Securities Act. However, it appears that Sears Holding Corporation may be the issuer of the subscription rights under Section 2(a)(4) of the Securities Act. Your disclosure throughout the filing indicates that Sears is the obligor of the subscription rights and therefore may be the issuer of those rights. Please provide us your analysis, including copies of any relevant exhibits you have yet to provide, such as the Form of Subscription, Distribution and Purchase and Sale Agreement.

U.S. Securities and Exchange Commission

April 1, 2015

Response: The Company acknowledges that the Staff continues to evaluate whether the question as to whether the sale-leaseback transaction is a security within the meaning of Section 2(a)(1) of the Securities Act.

With respect to the Staff’s comment regarding Sears Holdings being regarded as the issuer of the subscription rights, the Company respectfully submits that Sears Holdings is not an issuer of such rights. Under the Securities Act, the term “issuer” is defined as “every person who issues or proposes to issue any security.” In the Transaction, Sears Holdings and the Company will agree pursuant to the Subscription, Distribution and Purchase and Sale Agreement that Sears Holdings will distribute to its stockholders contractual subscription rights giving the holder the right to purchase shares of the Company from the Company. The contractual rights are obligations of only the Company, which will be the recipient of the funds paid by subscription rights holders in order to subscribe for Company Shares and will issue those Company Shares to subscribers. Sears Holdings has no obligations with respect to the subscription rights or the underlying shares. As an example, since the subscription rights are tradable, an investor purchasing subscription rights in the secondary market would not have a contractual relationship with Sears Holdings as a result of the purchase of those subscription rights, would pay the exercise price to the Company and could look only to the Company in respect of any contractual obligations of the Company under the rights. We note that this position is consistent with the Staff’s comment 6 set forth below, which specifically asks counsel to opine upon whether the rights are a binding obligation of the Company.

Per the Staff’s request, although the Form of Subscription, Distribution and Purchase and Sale Agreement has not been finalized by the Company and Sears Holdings as of this date, the Company is providing a copy of the draft agreement supplementally under separate cover to your attention, for the Staff’s review.

Finally, the Company has updated the disclosure on pages 8, 23, and 130 of the Public Registration Statement to clarify that it rather than Sears Holdings is the obligor of the subscription rights.

Unaudited Pro Forma Consolidated Financial Data, page 60

2.	We note your response to comment 9 in our letter dated January 16, 2015 and your response to comment 4 in our letter dated February 20, 2015. We continue to evaluate your responses.

Response: The Company acknowledges that the Staff continues to evaluate these responses.

The Transaction, page 2

3.	We note your response to comment 3 in our letter dated February 20, 2015. Please revise your disclosure to clarify that Sears Holdings will be ultimately responsible for determining the aggregate purchase price for the Acquired Properties. Please include similar disclosure regarding Sears Holding’s responsibility as it relates to the aggregate rent for the Acquired Properties or advise.

U.S. Securities and Exchange Commission

April 1, 2015

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 2, 87, 103, and 106 of the Public Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

4.	We note your response to comment 6 in our letter dated February 20, 2015. Please consider revising your disclosure to describe the financial information of Sears Holdings that management intends to use to monitor creditworthiness in the prospectus.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 69 of the Public Registration Statement.

Draft Legal Opinion

5.	Please refer to assumption (5) on page 2 of the opinion in which counsel assumes that the issuance of the shares and rights will be authorized and approved by the board of directors and that the Declaration of Trust will be filed with and accepted for record. These assumptions appear to be overly broad. See our Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove these assumptions. Alternatively, please explain why you believe that these are appropriate for counsel to assume.

Response: In response to the Staff’s comment, counsel has updated its opinion as reflected in the revised Exhibit 5.1 filed with the Public Registration Statement.

6.	Please have counsel revise to opine upon whether the rights are a binding obligation of the company under the law of the jurisdiction governing the rights agreement.

Response: In response to the Staff’s comment, counsel has updated its opinion as reflected in the revised Exhibit 5.1 filed with the Public Registration Statement.

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If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1352 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Robin Panovka

Robin Panovka

Enclosures

cc:	Robert A. Riecker, Seritage Growth Properties